

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 13, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re:** **Klein Retail Centers, Inc.**
> **Amendment No. 8 to Form S-11**
> **Filed July 29, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed Amendment No. 8 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

Risk Factors, page 6

KRC has issued promissory notes as a method of raising capital …, page 8

1.   We note your disclosure that you have "sold 49.5 units to 16 investors for an aggregate of $495,000" as of July 26, 2010. Please update your disclosure in Part II to account for the additional transactions since May 28, 2010.

KRC has 20,000,000 authorized shares of undesignated preferred stock …, page 13

2.   We note your disclosure that you have not "designated nor issued any preferred stock *nor any other senior security*" and do not anticipate issuing "such preferred stock *or any other senior security*." Please explain to us why the promissory notes should not be considered senior securities or revise your disclosure as appropriate.

Tenants, page 19

3.   We note that Movie Gallery filed for bankruptcy in February 2010. We also note that the lease agreements with Movie Gallery expired on March 31, 2010. Please revise to discuss the loss of this tenant and disclose the resulting impact on your revenues, including any receivables due from Movie Gallery. Expand your MD&A disclosure to discuss the steps you are taking to address the loss of this tenant. Please also revise your disclosure regarding vacancies in your properties as appropriate.

Management's Discussion and Analysis …, page 33

Liquidity, page 34

4.   We note that you have executed a contract to purchase property in Andalusia, Alabama. Please disclose the full contract price and your sources of financing. Additionally, describe your renovation and improvement plans for this property and identify the sources of funds you plan to commit to these capital expenditures.

Discussion of Fiscal Years ended December 31, 2009 and December 31, 2010, page 35

5.   Refer to the first paragraph and the discussion of rental revenue. Please revise to clarify the distinction between a reduction in rent due to vacancies and a temporary rent reduction caused by changes in occupancy levels. Currently, it is not clear whether you offered rent reductions to your current tenants or if all reductions were the result of reduced occupancy levels. Also, please explain the basis for referring to these as "temporary" rent reduction, especially considering that temporary rent reductions continued in the first quarter of 2010.

Financial Statements

6.   Please update pursuant to Rule 8-08 of Regulation S-X.

Interim Period

Note 3 - Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 56

7.   We note your disclosure on pages 20 and 21 relating to the significance of your rental revenues from Movie Gallery and the expiration of such leases. Also, based on public information, we noted that Movie Gallery filed for bankruptcy in February 2010 and subsequently closed all of its stores. Please explain to us how you considered these impairment factors in determining that no impairment charge is required, and why you have not discussed the above issues in your MD&A.

8.   We note your disclosure on pages 23 that your retail center in Jackson, MO has been 30% occupied since 2009 and 50% in 2008. Please explain to us how you considered these impairment factors in determining that no impairment charge is required, and why you have not discussed this issue in your MD&A.

Note 4 – Investment in Real Estate, page 58

9.   We note on page 59 that you paid a $100,000 deposit for the purchase of a "property." We also note that you describe this property as a "commercial retail center" on pages 6, 19 and 20, and as "land deposit" on page 52. Please revise your filing to clarify your disclosure relating to the nature of this property. If this is an operating real estate property, please tell us how you considered Rule 8-06 of Regulation S-X relating to real estate operations to be acquired.

Fiscal Year

Note 2 - Summary of Significant Accounting Policies

Receivables, page 72

10.   Please explain to us the nature of the lease incentives included in receivables, the impact to your results of operations, and reference the applicable accounting literature that supports your treatment.

Note 11 – Other Income, page 79

11.   We have read your response to comment 4 and your revised disclosure in Note 11 relating to your accounting for shares issued for consulting services. As previously requested, please address the following issues:

    •   Given your ability to demand return of the shares upon nonperformance in 2009, as stated in your prior response, explain why you believe these instruments were non-forfeitable.

    •   Since, based on your prior response, there appeared to be an expectation that services would be performed, explain why the equity instruments were recognized upon issuance given specific performance was required by the grantee to retain the equity instruments.

    •   Explain why the expense was recognized at the inception of the agreement instead of as services were provided given the aforementioned factors. Refer to ASC 505-50-25-6.

- Notwithstanding the above issues, explain how you considered ASC 505-50-45-1 relating to accounting for <u>fully vested</u>, <u>non-forfeitable</u> equity instruments that are issued for services and <u>no specific performance is required</u> by the grantee in order to retain the equity instruments.

<u>Part II, page 81</u>

12.   Please revise to identify the persons or class of persons that purchased shares in the Rule 506 offering between July 22, 2008 and December 18, 2008. Similarly, identify the purchasers of units. Refer to Item 701(b) of Regulation S-K.

13.   Please specify the exemption relied upon for the sale of the convertible promissory notes and the warrants and explain how you have complied with this exemption. Please refer to Item 701(d) of Regulation S-K.

<u>Exhibits</u>

14.   Please file the agreements related to the acquisition of your shadow retail centers in Springdale, Arkansas and Andalusia, Alabama as exhibits in accordance with Item 601(b)(10) of Regulation S-K, or explain to us why you believe these agreements are not required to be filed. Also, please file each agreement, including the agreements currently provided as part of Exhibit 10.1, as a separate exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lee W. Cassidy (*via facsimile*)
    Robert J. Philipp, Esq. (*via facsimile*)